UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
This report on Form 6-K comprises of Global Blue Group Holding AG’s (‘the Company’ or ‘Global Blue’) interim report for the three and nine months ended December 31, 2023.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Nos. 333-259200, 333-267850 and 333-274233) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                GLOBAL BLUE GROUP HOLDING AG

Date: February 23, 2024

/s/ Jacques Stern                                                                                    Jacques Stern           Chief Executive Officer

Forward-looking statements
Some of the statements contained in this Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in discussions herein, and in the “Summary Risk Factors,” and in “Item 3. Key Information—D. Risk Factors” sections of our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) and incorporated herein by reference, and those described from time to time in our future reports to be filed with the SEC.
These risks could cause actual results to differ materially from those implied by forward-looking statements in this Form 6-K.
You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Form 6-K, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Form 6-K or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Unaudited Condensed Consolidated Interim Income Statements, Statements of Comprehensive Income / (Loss), Statements of Financial Position, Statements of Cash Flows and Statements of Changes in Equity for the three and nine months ended December 31, 2023 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended March 31, 2023 as filed with the SEC on June 28, 2023 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources”. See “forward‑looking statements” above.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Condensed Consolidated Interim Financial Statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three and nine months ended December 31, 2023 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items.

•Results of Operations, containing a year-over-year, a comparison over two-years analysis as well as references to over three-years of our financial results for the three and nine months ended December 31, 2023 as well as segment information.
•Liquidity and Capital Resources, presenting an analysis of changes in our statements of financial position and cash flows, and discussing our financial condition and potential sources of liquidity.
•Banking Facilities and Loans, explaining the structure of the facilities in place, interest, main undertakings as well as to provide an overview of the Supplementary Liquidity Facility.

Business Overview
Global Blue Group Holding AG and its subsidiaries (the “Company” or “Global Blue”) serves as a strategic technology and payments partner to merchants. Global Blue established the concept of Tax Free Shopping (TFS) in Sweden in 1980 and has emerged as both a global leader (based on its share of the Tax Free Shopping Solutions (TFSS)) and a pioneer in technology for Tax Free Shopping. Global Blue offers Added Value Payments Solutions (AVPS), including Dynamic Currency Conversion (DCC), for which Global Blue is a leading provider. Finally, Global Blue also offers Retail Tech Solutions (RTS) including an e-commerce returns platform, an eReceipts platform and a post-purchase technology platform.

Segment Reporting
Global Blue separates its business into three segments: TFSS, AVPS and RTS. Accordingly, its financial statements and other reporting information presented in this MD&A show TFSS, AVPS and RTS as separate reporting segments, as well as describe the business as a whole.
COVID-19
The COVID-19 outbreak and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and results of operations and financial condition. Consequently, Global Blue’s revenue for the financial year ended March 31, 2021 declined 89.4% versus the previous year. Gradually, with vaccination efforts and the introduction of the COVID-19 vaccination certificates during calendar year 2021, international travel has gradually reopened and consequently, shops started to have requests for tax-free forms by international travelers. Southeast Asia fell behind Europe and the US in reopening for international travel but has eventually reopened. China was last to reopen for international travel in early January 2023 and consequently, Chinese tourists already recovered their pre-COVID-19 Sales In Store levels in Asia and Global Blue is currently observing a gradual recovery of the Chinese travelers across Europe current markets, where Sales in Store (“SiS) for the month of December 2023, reached 59% of the December 2019 levels.

Key Performance Indicators
Global Blue regularly monitors the following key performance indicators to evaluate its business and trends, measure its performance, prepare financial projections and make strategic decisions. None of these key performance indicators are measures of financial performance under IFRS. Nevertheless, Global Blue believes that these key performance indicators provide an important indication of trends in its financial performance. There are limitations inherent to key performance indicators. In analyzing Global Blue’s future performance, investors should consider any key performance indicator together with the presentation of Global Blue’s results of operations and financial condition under IFRS, rather than as an alternative to IFRS financial measures.
The key performance indicators presented below have not been audited or reviewed by any auditor or other expert. The information used to calculate these key performance indicators is derived from management information systems. As these key performance indicators are defined by Global Blue’s management, they may not be comparable to similar terms used by other companies, which may limit their usefulness as comparative measures. Where possible, the measures are clearly defined and a reconciliation to IFRS measures is provided. Where adjustments or add-backs are included, it should not be construed as an inference that Global Blue’s future results will be unaffected by any of the adjusted items, or that Global Blue’s projections and estimates will be realized in their entirety or at all.

Sales in Store (SiS)
Total SiS represents the sum of TFSS SiS, AVPS SiS and RTS SiS, which are:
•TFSS SiS represents the value (including VAT) of the goods purchased by the international shopper.
•AVPS SiS represents the value (including VAT) of the payments made by the international shopper.
•RTS SiS represents the original value of the goods being returned by the online shopper on ZigZag services.

The SiS performance has a direct link to the Group’s revenue performance, as illustrated in section “Results of Operations”. The following table presents TFSS SiS, AVPS SiS, RTS SiS and Total SiS for the three and nine months ended December 31, 2023, 2022 and 2021:

	For the Three Months Ended December 31			For the Nine Months ended December 31
	2023	2022	2021	2023	2022	2021
	(in EUR billions)			(in EUR billions)
TFSS SiS	5.1	3.9	1.5	14.7	9.5	3.0
AVPS SiS	1.6	1.4	0.5	4.7	3.8	1.5
RTS SiS	1.0	0.5	0.4	1.8	1.3	0.9
Total SiS	7.7	5.8	2.4	21.2	14.7	5.4

TFSS SiS
TFSS SiS increased by EUR1.2 billion or 33.2% to EUR5.1 billion for the three months ended December 31, 2023, from EUR3.9 billion for the three months ended December 31, 2022, and by EUR3.6 billion, from EUR1.5 billion for the three months ended December 31, 2021. TFSS SiS also increased by EUR5.2 billion or 53.8% to EUR14.7 billion for the nine months ended December 31, 2023, from EUR9.5 billion for the nine months ended December 31, 2022 and by EUR11.7 billion, from EUR3.0 billion for the nine months ended December 31, 2021.

All the above increases are mainly driven by the continued recovery from the COVID-19 outbreak impact as a result of the last restrictions to international travelling being removed, following China lifting its zero-COVID-19 policy at the beginning of the 2023; this has allowed international shopping to return to its pre-COVID-19 levels of operations.

AVPS SiS
AVPS SiS increased by EUR0.2 billion or 12.8% to EUR1.6 billion for the three months ended December 31, 2023, from EUR1.4 billion for the three months ended December 31, 2022, and by EUR1.1 billion, from EUR0.5 billion for the three months ended December 31, 2021. AVPS SiS also increased by EUR0.9 billion or 20.9% to EUR4.7 billion for the nine months ended December 31, 2023, from EUR3.8 billion for the nine months ended December 31, 2022, and by EUR3.2 billion from EUR1.5 billion for the nine months ended December 31, 2021.
All above increases in AVPS performance are mostly driven by the removal of travel restrictions and consequently, international travel resuming to the pre-pandemic levels across most geographies, as well as new business in certain markets.
RTS SiS
RTS SiS increased by EUR0.5 billion, or 90.6% to EUR1.0 billion for the three months ended December 31, 2023 from EUR0.5 billion for the three months ended December 31, 2022, and by EUR0.5 billion, or 39.7% to EUR1.8 billion for the nine months ended December 31, 2023 from EUR1.3 billion for the nine months ended December 31, 2022. Theses increases are mainly due to ZigZag efforts in expanding its merchant base.
RTS SiS increased by EUR0.6 billion, or 155.9% to EUR1.0 billion for the three months ended December 31, 2023 from EUR0.4 billion for the three months ended December 31, 2021, and by EUR0.9 billion, or 98.3% to EUR1.8 billion for the nine months ended December 31, 2023 from EUR0.9 billion for the nine months ended December 31, 2021. These increases are mainly due to ZigZag efforts in expanding its merchant base.

Non-IFRS Financial Measures
Other metrics that management employs to monitor the underlying performance of Global Blue’s business and operations are Variable Adjusted Operating Expenses, Fixed adjusted operating expenses, Adjusted operating expenses, Adjusted EBITDA, Adjusted EBITDA Margin, Exceptional items, Tax effect of adjustments, Adjusted tax expenses, Adjusted Net Income (Group Share), and Adjusted Effective Tax Rate. These non-IFRS measures are commonly used in Global Blue’s industry, as well as by analysts and investors as supplemental measures of performance. Additionally, these measures, when used in conjunction with related IFRS financial measures, provide investors with an additional financial analytical framework which management uses, in addition to historical operating results, as a basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing Global Blue and its results.
These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. These non-IFRS measures should be read in conjunction with the discussions under “Operating and Financial review and prospects”. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis; as a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented below.

Results of Operations
Comparison of Results of Operations for the three and nine months ended December 31, 2023, 2022 and 2021
The following tables and subsequent discussion summarize our financial performance and certain operating results for the three and nine months ended December 31, 2023, 2022 and 2021:

	For the Three Months Ended December 31			For the Nine Months ended December 31
	2023	2022	2021	2023	2022	2021
	(in EUR millions)			(in EUR millions)
Income statement data:
Total revenue	109.4	86.7	38.9	317.1	224.7	86.8
Of which: TFSS revenue	80.3	64.4	29.4	235.2	166.4	61.5
Of which: AVPS revenue	22.3	16.2	5.9	61.3	44.1	16.0
Of which: RTS revenue	6.8	6.1	3.6	20.6	14.1	9.3
Operating expenses	(73.9)	(77.5)	(58.3)	(232.7)	(220.4)	(150.6)
Operating profit/(loss)	35.5	9.2	(19.4)	84.4	4.3	(63.9)
Finance income	4.6	8.4	(0.2)	4.5	1.0	0.5
Finance costs	(16.6)	(12.1)	(6.0)	(41.1)	(28.5)	(19.2)
Net finance costs	(12.0)	(3.7)	(6.2)	(36.6)	(27.5)	(18.7)
Profit/(Loss) before tax	23.5	5.5	(25.6)	47.8	(23.2)	(82.6)
Income tax benefit/(expense)	(8.6)	(4.0)	0.8	(21.5)	(1.4)	11.4
Profit/(Loss) for the period	14.9	1.4	(24.8)	26.3	(24.6)	(71.1)
Total revenue
Our Total revenue increased by EUR22.7 million or 26.2% to EUR109.4 million for the three months ended December 31, 2023, from EUR86.7 million for the three months ended December 31, 2022, and by EUR70.6 million or 181.6%, from EUR38.9 million for the three months ended December 31, 2021. Our Total revenue also increased by EUR92.3 million or 41.1% to EUR317.1 million for the nine months ended December 31, 2023, from EUR224.7 million for the nine months ended December 31, 2022, and by EUR230.3 million or 265.3%, from EUR86.8 million for the nine months ended December 31, 2021. These increases are a result of the individual increases in all segments as detailed below.
The revenue of our TFSS reporting segment increased by EUR16.0 million or 24.8% to EUR80.3 million for the three months ended December 31, 2023, from EUR64.4 million for the three months ended December 31, 2022, and by EUR51.0 million, or 173.4%, from EUR29.4 million for the three months ended December 31, 2021. The revenue of our TFSS reporting segment also increased by EUR68.7 million or 41.3% to EUR235.2 million for the nine months ended December 31, 2023, from EUR166.4 million for the nine months ended December 31, 2022, and by EUR173.7 million, or 282.3%, from EUR61.5 million for the nine months ended December 31, 2021. These increases reflect the ongoing recovery of the tourism industry post COVID-19 outbreak.
The revenue of our AVPS reporting segment increased by EUR6.1 million or 37.4% to EUR22.3 million for the three months ended December 31, 2023, from EUR16.2 million for the three months ended December 31, 2022, and by EUR16.4 million, or 278.4%, from EUR5.9 million for the three months ended December 31, 2021. The revenue of our AVPS reporting segment also increased by EUR17.2 million or 38.9% to EUR61.3 million for the nine months ended December 31, 2023, from EUR44.1 million for the nine months ended December 31, 2022, and by EUR45.3 million, or 282.4%, from EUR16.0 million for the nine months ended December 31, 2021. These revenue increases are growing faster than the AVPS SiS increases for the same period, driven by slower growth in the payments processing business, which is margin-dilutive to the overall AVPS segment.
The revenue of our RTS reporting segment increased by EUR0.7 million, or 11.6% to EUR6.8 million for the three months ended December 31, 2023, from EUR6.1 million for the three months ended December 31, 2022, and by EUR3.2 million, or 89.6%, from EUR3.6 million for the three months ended December 31, 2021. The revenue of our RTS reporting segment also increased by EUR6.5 million, or 45.7% to EUR20.6 million for the nine months ended December 31, 2023, from EUR14.1 million for the nine months ended December 31, 2022, and by EUR11.4 million, or 122.8%, from EUR9.3 million for the nine months ended December 31, 2021. The revenue increase is due to the expansion of the merchant base through affiliation of new clients, combined with incremental revenues from the investments in Yocuda and ShipUp. The incremental revenue sourcing from the business combination with ShipUp, amounted to EUR0.5 million for the three months ended December 31, 2023 and to EUR2.9 million for the nine months ended December 31, 2023, when compared to the same period of 2022. Similarly, the incremental revenue sourcing from the business combination with ShipUp and Yocuda, amounted to EUR1.4 million for the three months ended December 31, 2023 and to EUR4.4 million for the nine months ended December 31, 2023, when compared to the same period of 2021.
Operating expenses
The table below provides the key breakdown of the operating expenses:

	For the Three Months Ended December 31			For the Nine Months ended December 31
	2023	2022	2021	2023	2022	2021
	(in EUR millions)			(in EUR millions)
Total operating expenses	(73.9)	(77.5)	(58.3)	(232.7)	(220.4)	(150.6)
Amortization of intangible assets acquired through business combinations	(1.1)	(1.0)	(8.8)	(3.3)	(13.4)	(38.8)
Other depreciation and amortization	(9.7)	(9.2)	(10.1)	(27.6)	(27.0)	(30.3)
Depreciation and amortization	(10.8)	(10.2)	(19.0)	(30.9)	(40.5)	(69.2)
Exceptional items	6.5	(4.6)	(3.7)	0.5	(11.9)	13.1
Adjusted operating expenses (excluding exceptional items, depreciation and amortization)	(69.7)	(62.6)	(35.6)	(202.3)	(168.0)	(94.6)
Variable adjusted operating expenses(1)	(25.3)	(22.1)	(7.4)	(73.5)	(56.8)	(18.7)
Fixed adjusted operating expenses(2)	(44.3)	(40.5)	(28.2)	(128.9)	(111.2)	(75.9)
(1) Variable Adjusted Operating Expenses (excluding exceptional items, depreciation and amortization) are the operating expenses that vary with volume
(2) Fixed Adjusted Operating Expenses refers to total operating expenses, excluding exceptional items, depreciation and amortization and Variable adjusted operating expenses.

Total operating expenses
Our total operating expenses decreased by EUR3.6 million, or 4.6% to EUR(73.9) million for the three months ended December 31, 2023, from EUR(77.5) million for the three months ended December 31, 2022. This decrease in mainly driven by exceptional items’ income and partially offset by an increase in adjusted operating expenses (excluding exceptional items, depreciation and amortization) as detailed below.

Our total operating expenses increased by EUR15.6 million, or 26.8%, to EUR(73.9) million for the three months ended December 31, 2023, from EUR(58.3) million for the three months ended December 31, 2021. This increase is driven by higher adjusted operating expenses (excluding exceptional items, depreciation and amortization) adjusted operating expenses (excluding exceptional items, depreciation and amortization), partially offset by lower amortization of intangible assets acquired through business combinations amortization of intangible assets acquired through business combinations and exceptional items’ income.
Our total operating expenses increased by EUR12.3 million, or 5.6%, to EUR(232.7) million for the nine months ended December 31, 2023, from EUR(220.4) million for the nine months ended December 31, 2022, and by EUR82.1 million, or 54.5%, from EUR(150.6) million for the nine months ended December 31, 2021. These increases are mainly driven by the increased adjusted operating expenses (excluding exceptional items, depreciation and amortization), partially offset by amortization of intangible assets acquired through business combinations amortization of intangible assets acquired through business combinations.

Depreciation and amortization
Our depreciation and amortization increased by EUR0.5 million, or 5.0%, to EUR10.8 million for the three months ended December 31, 2023, from EUR10.2 million for the three months ended December 31, 2022 mainly driven by other depreciation and amortization (see below for further details).
Our depreciation and amortization decreased by EUR8.2 million, or 43.3%, to EUR10.8 million for the three months ended December 31, 2023, from EUR19.0 million for the three months ended December 31, 2021. Our depreciation and amortization also decreased by EUR9.6 million, or 23.6%, to EUR30.9 million for the nine months ended December 31, 2023, from EUR40.5 million for the nine months ended December 31, 2022, and by EUR38.3 million, or 55.3%, from EUR69.2 million for the nine months ended December 31, 2021 mainly driven by amortization of intangible assets acquired through business combinations (see below for further details).
Our amortization of intangible assets acquired through business combinations increased by EUR0.1 million or 6.0%, to EUR1.1 million for the three months ended December 31, 2023, from EUR1.0 million for the three months ended December 31, 2022. This increase is driven by new amortization on assets from the businesses acquired in the RTS segment, partially offset by a number of assets having reached the end of their useful lives.
Our amortization of intangible assets acquired through business combinations decreased by EUR7.7 million or 87.5% to EUR1.1 million for the three months ended December 31, 2023, from EUR8.8 million for the three months ended December 31, 2021. Our amortization of intangible assets acquired through business combinations decreased by EUR10.1 million or 75.4%, to EUR3.3 million for the nine months ended December 31, 2023, from EUR13.4 million for the nine months ended December 31, 2022, and by EUR35.5 million or 91.5% from EUR38.8 million for the nine months ended December 31, 2021. This decrease is due to the Currency Select intangible assets acquired through the business combination as well as certain Global Blue customer relationship assets having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the RTS segment.
Our other depreciation and amortization increased by 0.5 million or 4.9% to 9.7 million for the three months ended December 31, 2023, from 9.2 million for the three months ended December 31, 2022. This increase is driven by lower depreciation expenses in the previous year linked to reduced capitalized contracts, as well as lower amortization expenses during the COVID-19 period as part of the Company’s objective to reduce operating expenses during that time.
Our other depreciation and amortization decreased by 0.5 million or 4.7% to 9.7 million for the three months ended December 31, 2023, from 10.1 million for the three months ended December 31, 2021. This decrease is driven by lower depreciation expenses linked to reduced capitalized contracts as well as lower amortization expenses, as a result of the Group’s reduced expenditures during the pandemic period.

Our other depreciation and amortization increased by 0.6 million or 2.1% to 27.6 million for the nine months ended December 31, 2023, from 27.0 million for the nine months ended December 31, 2022. This increase is driven by lower depreciation and amortization expenses in the previous year linked to reduced capitalized contracts during COVID-19 period as part of the Company’s objective to reduce operating expenses during that time.
Our other depreciation and amortization decreased by 2.7 million or 9.0% to 27.6 million for the nine months ended December 31, 2023 from 30.3 million for the nine months ended December 31, 2021. This decrease is driven by lower depreciation expenses linked to reduced capitalized contracts as well as lower amortization expenses, as a result of the Group’s reduced expenditures during the pandemic period.
Exceptional items
Exceptional items consist of items which the Board of Directors (the “Board”) considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

	For the Three Months Ended December 31			For the Nine Months ended December 31
	2023	2022	2021	2023	2022	2021
	(in EUR millions)			(in EUR millions)
Business restructuring expenses	(0.1)	(0.3)	(0.2)	(0.2)	(4.2)	(1.1)
Corporate restructuring expenses	(4.5)	(1.8)	(0.1)	(4.8)	(2.3)	(0.2)
Monitoring fee (including directors fee)	—	—	—	—	(0.1)	(0.1)
Change in fair value of assets	—	(0.1)	—	—	(0.7)	(0.2)
Net sales of assets (loss)	—	(0.1)	—	—	(0.3)	—
Share based payments	1.1	(1.6)	(1.8)	(2.5)	(7.4)	(4.0)
Change in fair value of warrants and put options	10.8	(0.5)	(1.3)	10.0	4.5	9.9
Other exceptional items	(0.8)	(0.2)	(0.2)	(1.9)	(1.4)	8.9
Total Exceptional Items	6.5	(4.6)	(3.7)	0.5	(11.9)	13.1

Our exceptional items amounted to a benefit of EUR6.5 million for the three months ended December 31, 2023. These items mainly relate to: i) a benefit of EUR10.8 million related to change in fair value of warrants and put options of which EUR9.8 million relates to the change in fair value of the warrants, ii) offset by EUR4.5 million of corporate restructuring expenses, of which EUR4.3 million are due to writing off, former financing facility’s capitalized expenses and capital increase activities and iii) EUR1.1 million of share based payments expenses.
Our exceptional items amounted to an expense of EUR4.6 million for the three months ended December 31, 2022, mostly driven by i) EUR1.8 million of corporate restructuring expenses of which EUR1.0 million relates to warrants restructuring activity and ii) EUR1.6 million from share based payments.
Our exceptional items amounted to an expense of 3.7 million for the three months ended December 31, 2021. The expenses related mainly to i) 1.8 million of share based payments and ii) 1.3 million of change in fair value of warrants and put options of which 0.6 million relates to the change in fair value of the warrants.
Our exceptional items amounted to an expense of 0.5 million for the nine months ended December 31, 2023. These items mainly relate to i) 2.5 million of share based payments expenses, ii) 4.8 million of corporate restructuring expenses, of which 4.3 million are due to writting of, former financing facility’s capitalized expenses and capital increase activities, iii) 1.9 million of other exceptional items of which 1.0 million related to an exceptional pension valuation, iv) offset by a benefit of 10.0 million from change in fair value of warrants and put options driven by EUR9.5 million related to the change in fair value of the warrants.
Our exceptional items amounted to an expense of EUR11.9 million for the nine months ended December 31, 2022. These expenses related mainly to i) EUR7.4 million of share based payments, ii) EUR4.2 million of business restructuring expenses of which EUR3.2 million corresponds to the loss arising from the sale of our TFSS business in Russia, iii) EUR2.3 million of corporate restructuring expenses related to the activity of warrants restructuring, partially offset by iv) a EUR4.5 million benefit from the change in fair value of warrants and put options of which EUR2.3 million related to the change in fair value of the put options of ZigZag Global and Yocuda and EUR2.3 million related to the changes in fair value of the warrants.
Our exceptional items amounted to a benefit of EUR13.1 million for the nine months ended December 31, 2021. The positive effect relates mainly to i) a gain of EUR9.9 million from the change in fair value of warrants and put options which includes EUR13.2 million related to the change in fair value of the warrants, partially offset by an expense of EUR2.4 million related to the change in fair value of the put options in Yocuda, ii) the release of an earn-out provision of EUR9.6 million linked to the business combination with ZigZag Global, partially offset by iii) EUR4.0 million of share based payments and EUR1.1 million of business restructuring expenses related to the workforce reduction program during the pandemic.

Adjusted Operating expenses (excluding exceptional items, depreciation and amortization)
Our adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR7.0 million, or 11.2%, to EUR(69.7) million for the three months ended December 31, 2023, from EUR(62.6) million for the three months ended December 31, 2022, and by EUR34.1 million, or 95.7%, from EUR(35.6) million for the three months ended December 31, 2021. Also our adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR34.3 million, or 20.4%, to EUR(202.3) million for the nine months ended December 31, 2023, from EUR(168.0) million for the nine months ended December 31, 2022, and by EUR107.7 million, or 113.8%, from EUR(94.6) million for the nine months ended December 31, 2021. These increases are due to the increases in both the variable and fixed adjusted operating expenses as detailed below.

Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization)
Our variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR3.2 million, or 14.6% to EUR(25.3) million for the three months ended December 31, 2023, from EUR(22.1) million for the three months ended December 31, 2022, and by EUR18.0 million, or 244.3%, from EUR(7.4) million for the three months ended December 31, 2021. Also our variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR16.7 million, or 29.4% to EUR(73.5) million for the nine months ended December 31, 2023, from EUR(56.8) million for the nine months ended December 31, 2022, and by EUR54.7 million, or 292.4%, from EUR(18.7) million for the nine months ended December 31, 2021. This is mainly attributed to the increases in the transaction volumes in the same periods.

Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization)
Our fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR3.8 million, or 9.4% (EUR2.8 million, or 7.9% if excluding the impact of RTS) to EUR(44.3) million for the three months ended December 31, 2023, from EUR(40.5) million for the three months ended December 31, 2022, and by EUR17.7 million, or 15.9% (EUR11.4 million, or 11.2% if excluding the impact of RTS) to EUR(128.9) million for the nine months ended December 31, 2023, from EUR(111.2) million for the nine months ended December 31, 2022. These increases are mainly the result of inflation, the cost of being a publicly-listed company, and the incremental costs of the new RTS segment.
Our fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR16.1 million, or 57.0% (EUR13.1 million, or 50.5% if excluding the impact of RTS) from EUR(28.2) million for the three months ended December 31, 2021, and by EUR53.0 million, or 69.8% (EUR43.2 million, or 61.7% if excluding the impact of RTS), from EUR(75.9) million for the nine months ended December 31, 2021. These are the result of short-term cost saving measures applied by management during the COVID-19 period, which have ceased (and depending upon the country, the staff furloughing initiatives are recorded in our financial statements as reducing personnel costs, or full personnel costs being partially offset by the receipt of the government grants), and were replaced by longer-term measures which offset only partially the benefits from the short-term measures.

Net finance costs
Our net finance costs increased by 8.3 million, or 221.6%, to 12.0 million for the three months ended December 31, 2023, from 3.7 million for the three months ended December 31, 2022, This increase is driven by higher interest rates and less favorable FX rates.
Our net finance costs increased by 5.8 million, or 94.4%, from 6.2 million for the three months ended December 31, 2021. This increase is mainly due to higher interest rates and costs related with repaying the old credit facilities.
Our net finance costs increased by 9.0 million, or 32.7%, to 36.6 million for the nine months ended December 31, 2023, from 27.6 million for the nine months ended December 31, 2022,. This increase is due to higher interest rates and costs related with repaying the old credit facilities, partially offset by more favorable FX rates.
Our net finance costs increased by 17.9 million, or 95.4%, from 18.7 million for the nine months ended December 31, 2021, mainly due to higher interest rates and costs related with repaying the old credit facilities.

Income tax benefit/(expense)
Our income tax expense changed by 4.6 million, or 114.0% to an expense of 8.6 million for the three months ended December 31, 2023, compared with an expense of 4.0 million for the three months ended December 31, 2022. The difference between the two periods is linked to improvements on earnings before tax.
Our income tax expense changed by 9.4 million, or 1250.5% to an expense of 8.6 million for the three months ended December 31, 2023, compared with a benefit of 0.8 million for the three months ended December 31, 2021. The difference between the two periods is linked to improvements in earnings before tax, as well as the impact from the updated estimate of deferred tax related to the amortization of intangible assets from past business combinations.
Our income tax expense changed by 20.1 million, or 1431.9% to an expense of 21.5 million for the nine months ended December 31, 2023, compared with an expense of 1.4 million for the nine months ended December 31, 2022, mainly due to the increase in earnings before tax, and because of the offsetting benefit of EUR3.2 million recorded for the nine months ended December 31, 2022 in respect of current income tax of previous years resulting from the reversal of a previously recorded uncertain tax position based on the final tax assessment received from the German authorities. The deferred income tax of previous years consists of a benefit of EUR1.5 million arising from the updated estimate of deferred tax on amortization of intangible assets from past business combinations which is partially offset by deferred tax expenses of EUR1.6 million resulting from adjustments to tax loss carried forward and tax rate changes in the three months ended December 31, 2023.

Our income tax expense changed by 32.9 million or 288.0%, to an expense of 21.5 million for the nine months ended December 31, 2023, compared with a benefit of 11.4 million for the nine months ended December 31, 2021, mainly due to the increase in earnings before tax, as well as the impact from the updated estimate of deferred tax on amortization of intangible assets from past business combinations.
Profit/(loss) for the period
Our Profit/(Loss) for the period changed by 13.4 million, or 940.3% to a profit of 14.9 million for the three months ended December 31, 2023, compared with a profit of 1.4 million for the three months ended December 31, 2022, and by 39.7 million, or 159.8%, compared with a loss of 24.8 million for the three months ended December 31, 2021. Also, our Profit/(Loss) for the period changed by 50.9 million, or 206.7% to a profit of 26.3 million for the nine months ended December 31, 2023, compared with a loss of 24.6 million for the nine months ended December 31, 2022, and by 97.4 million, or 137.0%, compared with a loss of 71.1 million for the nine months ended December 31, 2021. The increased profit for the period is mainly due to the recovery of the business as described above.
Adjusted EBITDA
The table below provides a reconciliation between Profit/(Loss) and Adjusted EBITDA:

	For the Three Months Ended December 31			For the Nine Months ended December 31
	2023	2022	2021	2023	2022	2021
	(in EUR millions)			(in EUR millions)
Profit/(Loss) for the period	14.9	1.4	(24.8)	26.3	(24.6)	(71.1)
Profit/(Loss) margin (%)	13.6%	1.6%	(63.9)%	8.3%	(11.0)%	(82.0)%
Income tax (benefit)/expense	8.6	4.0	(0.8)	21.5	1.4	(11.4)
Net finance costs	12.0	3.7	6.2	36.6	27.6	18.7
Exceptional items	(6.5)	4.6	3.7	(0.5)	11.9	(13.1)
Depreciation and amortization	10.8	10.2	19.0	30.9	40.5	69.2
Adjusted EBITDA	39.8	24.1	3.3	114.7	56.7	(7.8)
Adjusted EBITDA margin (%)	36.3%	27.8%	8.4%	36.2%	25.2%	(9.0)%

Our Adjusted EBITDA increased by 15.7 million, or 65.2%, to a 39.8 million profit for the three months ended December 31, 2023 from a 24.1 million profit for the three months ended December 31, 2022, and by 36.5 million, or 1117.0%, from a 3.3 million profit for the three months ended December 31, 2021. Also our Adjusted EBITDA increased by 58.0 million, or 102.3%, to a 114.7 million profit for the nine months ended December 31, 2023 from a 56.7 million profit for the nine months ended December 31, 2022, and by 122.6 million, or 1564.0%, from a (7.8) million loss for the nine months ended December 31, 2021. This performance is driven by an increase in revenue, as described above, linked to the recovery of the travel and tourism sector, partially offset by lower savings on adjusted operating expenses (excluding exceptional items, depreciation and amortization).

	For the Three Months Ended December 31			For the Nine Months ended December 31
	2023	2022	2021	2023	2022	2021
	(in EUR millions)			(in EUR millions)
TFSS Adjusted EBITDA	51.4	40.3	17.2	150.3	99.3	29.8
AVPS Adjusted EBITDA	10.4	6.5	2.9	30.5	19.8	7.8
RTS Adjusted EBITDA	(1.0)	(2.2)	(0.8)	(4.4)	(3.8)	(2.6)
Central costs	(21.0)	(20.6)	(16.1)	(61.7)	(58.6)	(42.8)
Total Adjusted EBITDA	39.8	24.1	3.3	114.7	56.7	(7.8)

Additionally to the adjusted EBITDA from our reporting segments, for the three months ended December 31, 2023, there were 21.0 million of central costs which are kept at group level and not allocated to our three reporting segments. For the three months ended December 31, 2022 the central costs were 20.6 million, and for the three months ended December 31, 2021 these were 16.1 million. For the nine months ended December 31, 2023 there were 61.7 million of central costs, for the nine months ended December 31, 2022 these were 58.6 million and for the nine months ended December 31, 2021 were 42.8 million.

Adjusted Net Income/(Loss) (Group Share)

	For the Three Months Ended December 31			For the Nine Months ended December 31
	2023	2022	2021	2023	2022	2021
	(in EUR millions)			(in EUR millions)
Profit/(loss) attributable to owners of the parent	12.9	0.6	(25.1)	20.7	(26.3)	(71.8)
Exceptional items	(6.5)	4.6	3.7	(0.5)	11.9	(13.1)
Amortization of intangible assets acquired through business combinations	1.1	1.0	8.8	3.3	13.4	38.8
Tax effect of adjustments	1.6	0.3	(1.2)	1.8	(6.1)	(7.0)
Adjusted net income/(loss) (Group share)	9.1	6.6	(13.8)	25.3	(7.1)	(53.1)

Our Adjusted Net Income/(Loss) (Group Share) improved by 2.5 million, or 38.7% to a 9.1 million profit for the three months ended December 31, 2023, from a 6.6 million profit for the three months ended December 31, 2022.
Our Adjusted Net Income/(Loss) (Group Share) improved by 22.9 million, or 166.3% to a 9.1 million profit for the three months ended December 31, 2023, from a 13.8 million loss for the three months ended December 31, 2021. Also our Adjusted Net Income/(Loss) (Group Share) improved by 32.3 million, or 457.7% to a 25.3 million profit for the nine months ended December 31, 2023, from a 7.1 million loss for the nine months ended December 31, 2022 and by 78.4 million, or 147.6%, from a 53.1 million loss for the nine months ended December 31, 2021.

Adjusted Effective Tax Rate

The adjusted effective tax rate is defined as the income tax benefit/(expense) adjusted for the tax effect of the following adjustments: i) Deferred Income Tax on Amortization of intangible assets acquired through business combinations, ii) Income Tax effect on Exceptional items and iii) Exceptional Tax Items (mainly adjustments with respect of current income tax of previous periods) divided by the adjusted profit/(loss) before tax.

	For the Three Months Ended December 31			For the Nine Months ended December 31
	2023	2022	2021	2023	2022	2021
	(in EUR millions)			(in EUR millions)
(i) Income tax benefit/(expense)	(8.6)	(4.0)	0.8	(21.5)	(1.4)	11.4
Tax effect of adjustments	1.6	0.3	(1.2)	1.8	(6.1)	(7.0)
(ii) Adjusted tax expenses	(7.0)	(3.7)	(0.4)	(19.6)	(7.5)	4.4
(iii) Profit/(Loss) before tax	23.5	5.5	(25.6)	47.8	(23.2)	(82.6)
Exceptional items	(6.5)	4.6	3.7	(0.5)	11.9	(13.1)
Amortization of intangible assets acquired through business combinations	1.1	1.0	8.8	3.3	13.4	38.8
(iv) Adjusted profit/(loss) before tax	18.1	11.1	(13.0)	50.6	2.1	(56.9)
(i)/(iii) Effective tax rate (%)	36.8%	73.9%	2.9%	45.0%	(6.0)%	13.8%
(ii)/(iv) Adjusted effective tax rate (%)	38.9%	33.4%	(3.4)%	38.8%	352.9%	7.8%

Our Adjusted effective tax rate is 38.9% for the three months ended December 31, 2023, up from 33.4% for the three months ended December 31, 2022 and up from (3.4)% for the three months ended December 31, 2021. The higher adjusted effective tax rate is mainly driven by interest costs being capped in certain countries reducing its tax deductibility, as well as the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses, resulting in an overall higher adjusted tax expenses in relation to the adjusted profit before tax.
Our Adjusted effective tax rate is 38.8% for the nine months ended December 31, 2023, down from 352.9% for the nine months ended December 31, 2022. The lower adjusted effective tax rate for the nine months ended December 31, 2023 compared to the adjusted effective tax rate for the nine months ended December 31, 2022 is mainly driven by interest costs that are capped in certain countries, which reduces tax deductibility, as well as the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses, which due to a lower group profit/(loss) before tax last year, these effects had higher impact on the adjusted effective tax rate.
Our Adjusted effective tax rate is 38.8% for the nine months ended December 31, 2023, up from 7.8% for the nine months ended December 31, 2021. The higher adjusted effective tax rate is mainly driven by interest costs being capped in certain countries, reducing its tax deductibility, as well as the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses, resulting in an overall increase in Income tax expense.

Liquidity and capital resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Our principal sources of liquidity include cash flow from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities and bank overdraft facilities. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of twelve months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.
Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks or months until cash is received. As a result, we experience cash flow seasonality throughout the year, with larger net working capital needs (and corresponding cash outflows) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as it was with the COVID-19 outbreak, Global Blue’s cash generation during the first few months increases as a result of: i) a reduction in cash outflow for VAT refunds to international shoppers and ii) cash inflow from VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Upon a longer travel disruption, the cash balance gradually decreases as a result of: i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, ii) cash outflows to settle longer-dated merchant payables, and iii) monthly cash expenditures; for details on the working capital, see below sub-section “Net Working Capital”.
Between April 1, 2023 and December 31, 2023, the working capital needs peak during the high season of the TFSS segment during northern hemisphere summer but as we enter the low season this leads to a decrease of net working capital requirements by EUR6.1 million, and consequently, reduced liquidity requirements. During the same period of the prior financial year, the working capital needs were EUR43.1 million, consistent with the different recovery phase of the business last year. Given the global and evolving nature of the recovery and its impact on the international travel and extra-regional shopping sectors, our needs for the next twelve months cannot be accurately quantified at this time.
We may need further cash resources to, among others, further fund our working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions. Our future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. As detailed in “Capital Expenditure”, we have made no firm commitments with respect to future investments.
As of December 31, 2023, the Group had cash and cash equivalents of EUR101.4 million, which were predominantly held in Euro. Approximately EUR3.0 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where restrictions apply to cash centralization. As of December 31, 2023, Global Blue had additional available liquidity of EUR100.9 million consisting of EUR3.5 million of uncommitted local credit lines and RCF availability of EUR97.5 million.
As of December 31, 2023, the Group had 588.3 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of 585.5 million in long-term financing (borrowings of 610.0 million less 24.5 million of he original issue discount, consultancy, agency and other financing-related fees), and 2.8 million in other bank overdraft facilities.

The Group believes that its cash and cash equivalents are sufficient to meet the liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of this report. Given that the exact timing and pace of the revenue recovery is uncertain and related macroeconomic effects, as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view; see “Net Working Capital” for further discussion of net working capital movements.

Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	For the Nine Months ended December 31
	2023	2022	2021
	(in EUR millions)
Net cash from/(used in) operating activities	101.1	(6.2)	(66.6)
Net cash from/(used in) in investing activities	(26.2)	(59.2)	(19.8)
Net cash from/(used in) financing activities	(215.0)	245.4	(9.8)
Net foreign exchange differences	1.0	1.6	1.3
Net increase/(decrease) in cash and cash equivalents	(139.1)	181.5	(94.9)
Cash and cash equivalents at the beginning of the year	240.5	51.1	182.8
Cash and cash equivalents at the end of the year	101.4	232.9	89.1
Net change in bank overdraft facilities	—	0.2	1.2
Net increase/(decrease) in cash and cash equivalents	(139.1)	181.5	(94.9)

Cash flow from/(used in) operating activities
Net cash from/(used in) operating activities consists of profit before tax, as adjusted for depreciation and amortization, net finance costs, other non-cash items, income tax paid, and changes in net working capital.
Net cash from operating activities is 101.1 million for the nine months ended December 31, 2023, primarily due to the profit generated in the period. Adjusted EBITDA is 114.7 million, partially offset by income tax paid of 13.8 million.
Net cash used in operating activities is 6.2 million for the nine months ended December 31, 2022, driven by an outflow of net working capital of 43.1 million; see “Net Working Capital” for further details on net working capital movement drivers.
Net cash used in operating activities is 66.6 million for the nine months ended December 31, 2021, primarily driven by an outflow of net working capital of 41.6 million (see “Net Working Capital” below for further details) as well as the negative operating results.

Cash flow from/(used in) investing activities
Net cash flow from/(used in) investing activities consists of purchases of tangible and intangible assets, payments for capitalized intangible assets, as well as acquisitions and divestitures of subsidiaries and non-current financial assets intended to generate profit in the future.

Net cash used in investing activities is 26.2 million for the nine months ended December 31, 2023 mainly driven by an outflow of 24.2 million for payments for capitalized intangible assets, 3.0 million for property plant and equipment and 2.4 million for acquisition of non-current financial assets, partialy offset by interest received of 3.9 million.
Net cash used in investing activities is 59.2 million for the nine months ended December 31, 2022 driven by an outflow of 32.2 million from the acquisition of subsidaries net of cash aquired related to the business combination with ShipUp, 17.2 million for payments for capitalized intangible assets, 3.5 million in non-current financial assets of which EUR2.0 million are due to the acquisition of a stake in Reflaunt, as well as a deposit guarantee with a refunding agent of EUR1.2 million and 3.5 million of purchase of tangible assets.
Net cash used in investing activities is 19.8 million for the nine months ended December 31, 2021 was primarily driven by an outflow of 12.7 million from payments for capitalized intangible assets, 3.0 million from acquisition of subsidaries net of cash aquired related to the business combination with Yocuda.

Cash flow from/(used in) financing activities
Net cash from/(used in) financing activities consists of proceeds from the issuance of share capital, principal elements of lease payments, interest paid and proceeds from borrowings.
Net cash used in financing activities is 215.0 million for the nine months ended December 31, 2023 driven by an outflow of 630.0 million for repayment of loans and borrowings, 99.0 million for repayment of revolving credit facility, 61.3 million for repayment of loans and borrowings due to shareholders, 44.7 million for interest paid and 24.4 million for financing fee, offset by proceeds from loans and borrowings of 610.0 million and proceeds from issuance of share capital of 45.7 million.
Net cash from financial activities is 245.4 million for the nine months ended December 31, 2022 related to net proceeds from issuance of share capital of 215.2 million of CK Opportunities Wolverine, Sarl (“Certares”) and 60.3 million of proceeds from loans and borrowings due to shareholders, partially offset by 16.8 million of interest paid, 8.0 million of principal elements of lease payments and 4.9 million of transaction costs of issuance of share capital.
Net cash used in financing activities is 9.8 million for the nine months ended December 31, 2021 related to 9.4 million in principal elements of lease payments.
Net Working Capital
Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, and accrued liabilities.
In Global Blue’s TFSS business, the net working capital is driven by the timing of the payments made to merchants and international shoppers, and the timing of the payments received from merchants and tax authorities, which makes Global Blue’s net working capital sensitive to short-term, month-to-month volume movements. Unless international shoppers wish to be refunded through a credit card (such as in-store or downtown refunds), Global Blue typically refunds international shoppers in cash after they have validated their tax-free form at customs, and before Global Blue receives the VAT back from the merchants, which typically occurs approximately 30 days after the VAT refund is collected. Global Blue typically pays the merchant a percentage of the transaction fee only after having received 100% of the VAT back from the merchant, which is approximately 100 days afterward.
When Global Blue experiences rapid month-on-month SiS growth, for instance when entering into the northern hemisphere summer high season, this leads to a short-term, temporary surge of its net working capital needs to fund the rapid volume increase in VAT refunds. Very large movements in Global Blue’s net working capital position could have a significant effect on its business and financial condition, if Global Blue is unable to finance, internally or externally, the net working capital needs, due to the timing impact of when Global Blue refunds the VAT (net of transaction fees) to the international shopper versus when it collects the VAT from the merchants and tax authorities.
Where Global Blue invoices the tax authority directly for the VAT refund, it experiences little or insignificant credit risk (as the counterparties are governments); nevertheless, where Global Blue invoices the merchant, it is exposed to credit risk for a few weeks, since it refunds international shoppers first before invoicing the merchant. Given though the high-quality credit profile of Global Blue’s portfolio of merchants, the associated credit risk and potential losses have historically been minimal. In addition, due to Global Blue’s simultaneous payables to merchants in relation to the transaction fees, its net exposure to credit risk is further limited.
While revenue does not significantly fluctuate throughout the year, Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the northern hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital built up during the summer. However, as a result of the predictable seasonality of Global Blue’s net working capital, and in the absence of nay significant change in trade flows, one would expect the year-end position to be broadly neutral.
Global Blue recorded a net working capital inflow of EUR6.1 million for the nine months ended December 31, 2023, driven by an increase in merchant commission payables, mainly in Italy and Japan linked with the recovery of the business.
Global Blue recorded a net working capital outflow of EUR43.1 million for the nine months ended December 31, 2022, reflecting an increase of trade receivables which are entirely driven by higher TFS Refunding activity mainly in France, Italy, and Spain, as a result of the recovery of the COVID-19 outbreak observed in that period.
Global Blue recorded an outflow of EUR41.6 million for the nine months ended December 31, 2021. The outflow observed reflected in one hand, a reduction of its payables in the first part of the period, including a payment to French tax authorities of EUR6.7 million, as well as payments that benefited from deferrals linked to the COVID-19 outbreak, and an increase of trade receivables in August and September 2021, which is the result of the combination of traditional high season period with the gradual recovery of the COVID-19 outbreak impacts.
Capital Expenditure
Global Blue defines capital expenditure as purchases of property, plant and equipment (such as machinery, equipment and computers) and intangible assets (such as trademarks, customer relationships and software).
Global Blue’s capital expenditure increased by EUR4.9 million, or 21.2% to EUR27.9 million for the nine months ended December 31, 2023 from EUR23.1 million for the nine months ended December 31, 2022. This increase is mainly related to EUR7.0 million of payments for capitalized intangible assets, partially offset by EUR1.6 million of purchase of intangible assets and EUR0.5 million of purchase of tangible assets.
Global Blue’s capital expenditure increased by EUR12.2 million, or 77.5% to EUR27.9 million for the nine months ended December 31, 2023 from EUR15.7 million for the nine months ended December 31, 2021. This increase is primarily related to EUR11.5 million of payments for capitalized intangible assets.
We have made no material firm commitments with respect to our principal future investments.

Banking Facilities and Loans
Overview and structure
On November 24, 2023, Global Blue Acquisition B.V. entered into a new Senior Facilities Agreement with J.P. Morgan SE as Arranger and Sole Physical Bookrunner and BNP Paribas, Deutsche Bank Aktiengesellschaft, Royal Bank of Canada and UBS AG London Branch as Arrangers and Joint Bookrunners, with J.P. Morgan SE acting as Facility Agent (the “Senior Facilities Agreement”). The Senior Facilities Agreement consist of EUR 610 million term loan (the “Facility B”) and a multicurrency revolving credit facility of EUR 97.5 million (the “Revolving Facility”).
The Revolving Facility (“RCF”) includes a swingline sub-facility which allows up to EUR 20 million of the RCF to be utilized by way of Euro-denominated swingline loans.
On December 5, 2023, Global Blue drew down EUR 610 million of the Term Loan Facility (see “Indebtedness”).
In September 2020, Global Blue entered into a Supplemental Liquidity Facility (“SLF”) with SL Globetrotter, LP for an amount of USD75.0 million (EUR71.2 million), and on April 1, 2022 the Group withdrew USD20.0 million (EUR18.0 million), which was soon followed by a second withdrawal of USD45.0 million (EUR41.4 million) on April 19, 2022, both to fund working capital needs. On December 15, 2023, Global Blue repaid the full amount of the SLF.
Purpose
The Facility B was fully drawn, and together with available cash to the extent needed, the proceeds were used to fully repay the Group’s senior secured term loan and revolver facilities, entered into December 25, 2019 (as amended and supplemented from time to time).
Maturity and prepayment
The Facility B is a seven years bullet and will mature on December 5, 2030, and the Revolving Facility (RCF) will mature six and a half years after the Closing Date on June 5, 2030.
Interest
Borrowings under the Facility B bear interest at a rate of EURIBOR and an applicable margin of up to 5.00%, which may be reduced in the future based on the Senior Secured Net Leverage Ratio (or “SSNLR” as defined in the Senior Facilities Agreement).

Company's Leverage	Term Loan Margin
> 3.30:1	5.00%
≤ 3.30:1 but > 2.80:1	4.75%
≤ 2.80:1	4.50%

Borrowings under the Revolving Facility bear interest at a rate of EURIBOR and an applicable margin of up to 4.50%, which may be reduced in the future based on the SSNLR. EUR 20.0 million of the Revolving Facility can be utilized as a swingline facility (the “Swingline Facility”) as detailed below.

Company's Leverage	Revolving Credit Facility Margin
> 3.85:1	4.50%
≤ 3.85:1 but > 3.60:1	4.25%
≤ 3.60:1 but > 3.35:1	4.00%
≤ 3.35:1 but > 3.10:1	3.75%
≤ 3.10:1	3.50%

The EURIBOR rate is subject to a “floor” of 0.0%, and the Group may select interest periods of one, two, three or six months and interest is paid on the last business day of each interest period. Furthermore, the Group is required to pay a commitment fee at a rate per annum equal to 30% of the applicable margin on the Revolving Facility.
On December 21, 2023, but effective on January 5, 2024, the Group entered into an Interest Rate Swap with Royal Bank of Canada (RBC) for 50% of the amount of the Facility B, (EUR 305.0 million), for 2 years, for which the Group will pay a fixed rate of 2.778% in order to fix the float. This swap will pay the floating reference rate (Euribor 3 Months) for the period January 5, 2024 to January 5, 2026, on a quarterly basis.

Main undertakings
As is customary for financing transactions of similar complexity and nature, the Facilities Agreement sets forth covenants which will restrict Global Blue to permitted activities and provide for general and specific information undertakings, which must be reported to the lenders, including, among others, with respect to: (i) annual and quarterly reporting obligations; (ii) with annual and quarterly reporting, starting 6 months after first utilization (iii) quarterly compliance with a leverage ratio test starting on December 31, 2024; (iv) prohibitions of substantial changes in the business of Global Blue; (v) compliance with all applicable laws; (vi) negative pledge obligations; (vii) prohibition to carry out disposals; (viii) incurrence of indebtedness by non-obligors; and (ix) prohibitions on undertaking any amalgamation, de-merger, merger or corporate reconstruction (other than the business combination). For further details refer to Global Blue filling EX-10.3 dated of November 24, 2023.

Representations and warranties
In addition to the undertakings listed above, the Senior Facilities Agreement provides for representations and warranties with respect to the business, assets, operations, financial condition and prospects of Global Blue and with respect to the Senior Facilities Agreement and ancillary documents, including, among others: (i) the absence of litigation, arbitration and administrative proceedings; (ii) lack of misleading information provided to the lenders; (iii) the correctness and truthfulness of the financial statements; (iv) validity and incorporation of Global Blue; (v) validity and effectiveness of the obligations assumed pursuant to the Senior Facilities Agreement and ancillary documents; (vi) absence of conflicts between the Senior Facilities Agreement and ancillary documents and the constitutional documents, laws or other applicable obligations; (vii) absence of any filing requirements or stamp taxes payable in connection with the Senior Facilities Agreement and ancillary documents; (viii) possession of the necessary powers and authorizations; (ix) choice of the applicable law; (x) absence of defaults; (xi) compliance with anti-corruption laws and sanctions; and (xii) pari passu ranking of the obligations deriving from the financial documents with any other unsecured and unsubordinated debt (present and future).
Guarantees
The Facilities are guaranteed by guarantees from Global Blue and certain other members of Global Blue, based on a guarantor coverage test. The undertakings of Global Blue and other guarantors pursuant to these guarantees are joint and several with the other financial counterparties of the Senior Facilities Agreement (including, among others, the agent, the security agent, the mandated lead arrangers, and each of the lenders), to the extent legally permitted and operationally practical.
Collateral
Until April 2030, in accordance with the Senior Facilities Agreement, the Facilities will have to be secure the pledges on the assets of certain material subsidiaries of Global Blue at the time of the implementation of the transaction security, to the extent legally permitted and operationally practical on a first priority basis.
Events of default
The Senior Facilities Agreement also sets forth, in line with market practice, a series of events of default, including, among others: (i) payment default of principal and interest; (ii) failure to comply with the semi-annual leverage ratio test described above; (iii) occurrence of certain insolvency events or the commencement of insolvency proceedings; (iv) untruthfulness of any of the representations and warranties in any material adverse respect; and (v) customary cross payment default and cross acceleration provisions.
Indebtedness
The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of December 31	As of March 31
	2023	2023	2022
	(in EUR millions)
Non-current financing—term senior debt	610.0	—	—
Non-current financing—senior debt facility(1)	—	630.0	630.0
Capitalized financing fees(2)	(24.5)	(4.7)	(6.4)
Revolving credit facility(3)	—	99.0	99.0
Supplemental liquidity facility(4)	—	61.3	—
Other bank loans(5)	2.8	3.2	—
Bank overdraft(6)	—	—	0.7
Total interest-bearing loans and borrowings	588.3	788.8	723.2
(1) TLB which was used to repay the former term senior debt.
(2) Represents costs incurred in relation to refinancing our indebtedness.
(3) Revolving credit facility of EUR97.50 million which is undrawn as of December 31, 2023.
(4) SLF of USD75 million repaid in December 15, 2023.
(5) Consists of local credit facilities available in certain jurisdictions.
(6) Consisted of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature.
The margins for the long-term loan and the revolving credit facility are dependent on Total Net Leverage. (see “Interest”).
The financial covenant associated with the senior term debt is based on a level of Total Net Leverage lower than 8.00x (see “Main undertakings”).

Treasury Management
Policy

The company manages its Treasury activities through a Central Treasury department (“Group treasury”). Treasury activities are governed by company policies where appropriate trading and approval thresholds are set.

Cash Management
All operational entities of the Group forecast the cash developments weekly, on a rolling basis, and are monitored by Group treasury ensuring that the Group's liquidity position at all times meets operational cash needs.
Surplus cash held by the operating entities over and above amounts required for working capital management are centralized and managed by Group treasury.
In order to minimize foreign exchange risks, cash and cash equivalent investments are kept in the functional currency of the respective entities holding the asset or are otherwise hedged by Group treasury using financial derivatives such as foreign exchange forward contracts.
As of December 31, 2023, approximately EUR3.0 million of the Group’s cash and cash equivalents are held in subsidiaries which are situated in countries where certain cash centralization restrictions apply. The majority of such restrictions are due to capital controls applied by the country where the cash is situated which may lead to delays in transferring funds to the Group. Funds where restrictions and delays apply do not have a significant impact on the company’s ability to meet its cash obligations.
Bank Overdrafts
Local credit facilities are available in certain jurisdictions, and as of December 31, 2023 these amounted to EUR3.5 million; such facilities may be subjected to restrictions and none of these local overdraft facilities were committed in nature.
Supplemental Liquidity Facility (“SLF”)
Under the loan agreement dated September 30, 2020 and amended on November 22, 2021 governing the Supplemental Liquidity Facility (the “Loan Agreement”), Globetrotter and Cayman Holdings (together, the “Lenders”) provided the SLF to Global Blue or one of its subsidiaries (the “Borrower”) of up to USD75.0 million (subject to “Reserved Commitments” of USD 10.0 million).
On April 1, 2022 the Company drew USD20.0 million (EUR18.0 million) of the SLF and on April 19, 2022 drew an additional USD45.0 million (EUR41.4 million) to fund working capital needs of the Group.
On December 15, 2023 the Company repaid the full mount of the SLF and the capitalized interests of EUR 62.4 million.

Unaudited Condensed Consolidated Interim Financial Statements

Global Blue Group Holding AG

December 2023

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31	As of March 31
(EUR thousand)	Notes	2023	2023
ASSETS
Non-current assets
Property, plant and equipment		29,048	24,839
Intangible assets		610,383	605,508
Deferred tax assets		30,051	34,810
Investments in joint ventures and associates		180	230
Other investments	9	4,995	7,051
Other non-current financial assets		14,080	14,207
		688,737	686,645
Current assets
Trade receivables		233,858	191,469
Other current receivables		44,950	31,369
Income tax receivables		1,758	1,681
Prepaid expenses		9,571	5,586
Cash and cash equivalents		101,416	240,546
		391,553	470,651
Total assets		1,080,290	1,157,296
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	7	2,296	2,194
Share premium	7	1,901,648	1,852,339
Other equity	7	(111)	(117)
Other reserves		(976,945)	(970,623)
Accumulated losses		(862,749)	(883,420)
		64,139	373
Non-controlling interests		7,495	5,970
Total equity		71,634	6,343
Liabilities
Non-current liabilities
Loans and borrowings	8	587,576	726,891
Other non-current financial liabilities	9	17,754	18,811
Deferred tax liabilities		5,304	7,663
Post-employment benefits		5,112	3,795
Provisions for other liabilities and charges		1,256	1,230
		617,002	758,390
Current liabilities
Loans and borrowings	8	724	61,945
Other current financial liabilities	9	12,492	19,227
Trade payables		270,388	209,106
Other current liabilities		42,791	34,851
Accrued liabilities		46,276	54,639
Income tax liabilities		16,991	11,351
Provisions for other liabilities and charges		1,992	1,444
		391,654	392,563
Total liabilities		1,008,656	1,150,953
Total equity and liabilities		1,080,290	1,157,296
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED INCOME STATEMENTS

		Three months ended December 31		Nine months ended December 31
(EUR thousand)	Notes	2023	2022	2023	2022
Total revenue	4	109,406	86,685	317,065	224,713
Operating expenses	5	(73,906)	(77,484)	(232,703)	(220,392)
Operating profit		35,500	9,201	84,362	4,321
Finance income		4,608	8,357	4,517	973
Finance costs		(16,606)	(12,088)	(41,091)	(28,535)
Net finance costs	5	(11,998)	(3,731)	(36,574)	(27,562)
Profit / (Loss) before tax		23,502	5,470	47,788	(23,241)
Income tax expense	5	(8,648)	(4,041)	(21,489)	(1,403)
Profit / (Loss) for the period		14,854	1,429	26,299	(24,644)
Profit / (Loss) attributable to:
Owners of the parent		12,936	608	20,657	(26,324)
Non-controlling interests		1,918	821	5,642	1,680
Profit / (Loss) for the period		14,854	1,429	26,299	(24,644)

Basic earnings / (loss) per ordinary share	6	0.06	0.00	0.09	(0.12)
Diluted earnings / (loss) per ordinary share	6	0.06	0.00	0.09	(0.12)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	Three months ended December 31		Nine months ended December 31
(EUR thousand)	2023	2022	2023	2022
Profit / (Loss) for the period	14,854	1,429	26,299	(24,644)
Other comprehensive income / (loss)
Other comprehensive income that will not be reclassified to profit or loss in subsequent years:
Remeasurements on post-employment benefit obligations	(954)	(6)	(941)	2,282
Income tax effect	179	1	180	(548)
	(775)	(5)	(761)	1,734
Other investments at FVOCI	(2,546)	1,344	(2,546)	1,344
Income tax effect	181	(157)	181	(157)
	(2,365)	1,187	(2,365)	1,187
	(3,140)	1,182	(3,126)	2,921
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent years:
Currency translation differences	142	(2,533)	1,332	(3,678)
Hyperinflation adjustment	67	(38)	16	307
Cash flow hedges	(683)	—	(683)	—
	(474)	(2,571)	665	(3,371)
Other comprehensive income / (loss) for the period, net of tax	(3,614)	(1,389)	(2,461)	(450)
Total comprehensive income / (loss) for the period	11,240	40	23,838	(25,094)
Attributable to:
Owners of the parent	9,322	(447)	19,112	(26,472)
Non-controlling interest	1,918	487	4,726	1,378
Total comprehensive income / (loss) for the period	11,240	40	23,838	(25,094)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine months ended December 31
(EUR thousand)	Notes	2023	2022
Profit / (Loss) before tax		47,788	(23,241)
Depreciation and amortization	5	30,895	40,464
Net finance costs	5	36,128	21,451
Other non-cash items		(6,055)	6,691
Income tax paid		(13,775)	(8,450)
Changes in working capital		6,069	(43,131)
= Net cash from / (used in) operating activities (A)		101,050	(6,216)
Interest received		3,865	635
Purchase of property, plant and equipment		(3,009)	(3,540)
Purchase of intangible assets		(671)	(2,284)
Payments for capitalized intangible assets		(24,248)	(17,228)
Acquisition of subsidiaries net of cash acquired		—	(32,165)
Net cash outflow on disposal of subsidiary		—	(1,686)
Acquisitions of non-current financial assets		(2,407)	(3,475)
Receipts from sale of non-current financial assets		260	501
= Net cash used in investing activities (B)		(26,210)	(59,242)
Interest paid		(44,685)	(16,791)
Proceeds from issuance of share capital	7	45,708	215,208
Transaction costs from issuance of share capital	7	(603)	(4,868)
Proceeds from loans and borrowings	8	610,000	—
Financing fee related to new loans and borrowings	8	(24,417)	—
Repayment of loans and borrowings	8	(630,000)	—
Principal elements of lease payments		(7,379)	(8,038)
Proceeds from loans and borrowings due to shareholders	8	—	60,297
Repayment of loans and borrowings due to shareholders	8	(61,326)	—
Repayment of revolving credit facilities	8	(99,000)	—
Dividends paid to non-controlling interests		(3,264)	(378)
'=Net cash from / (used in) financing activities (C)		(214,966)	245,430
Net foreign exchange difference (D)		997	1,571
'= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		(139,130)	181,543
Cash and cash equivalents at beginning of the period		240,546	51,083
Cash and cash equivalents at end of the period		101,416	232,857
Net increase in bank overdraft facilities		—	231
= NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		(139,130)	181,543
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Nine months ended December 31, 2023
		Share capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2023		1,928	266	1,584,012	268,327	(114)	(3)	55,362	(1,013,666)	(14,981)	2,664	(883,422)	373	5,970	6,343
Profit for the period		—	—	—	—	—	—	—	—	—	—	20,657	20,657	5,642	26,299
Other comprehensive income / (loss)		—	—	—	—	—	—	—	(3,048)	2,234	(747)	16	(1,545)	(916)	(2,461)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	(3,048)	2,234	(747)	20,673	19,112	4,726	23,838
Employee share schemes	5	—	—	—	—	—	—	3,874	—	—	—	—	3,874	—	3,874
Vested RSA shares	7	—	—	3,754	—	6	—	(5,513)	—	—	—	—	(1,753)	—	(1,753)
Issuance of share capital	7	94	—	45,563	—	—	—	—	(3,124)	—	—	—	42,533	50	42,583
Dividends		—	8	—	(8)	—	—	—	—	—	—	—	—	(3,251)	(3,251)
Total contributions and distributions		94	8	49,317	(8)	6	—	(1,639)	(3,124)	—	—	—	44,654	(3,201)	41,453
Balance as of December 31, 2023		2,022	274	1,633,329	268,319	(108)	(3)	53,723	(1,019,838)	(12,747)	1,917	(862,749)	64,139	7,495	71,634

Nine months ended December 31, 2022
		Share capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2022		1,844	63	1,538,105	96,364	(9,297)	(882)	50,699	(1,006,210)	(11,330)	1,086	(851,967)	(191,525)	5,732	(185,793)
(Loss) / Profit for the period		—	—	—	—	—	—	—	—	—	—	(26,324)	(26,324)	1,680	(24,644)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	1,187	(3,376)	1,734	307	(148)	(302)	(450)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	1,187	(3,376)	1,734	(26,017)	(26,472)	1,378	(25,094)
Issuance of share capital Global Blue Group Holding A.G.	8	83	203	42,959	171,963	—	—	—	(4,866)	—	—	—	210,342	—	210,342
Issuance of treasury shares by Global Blue Group Holding A.G.	8	1	—	—	—	(1)	—	—	—	—	—	—	—	—	—
Employee share schemes		—	—	—	—	—	—	6,025	—	—	—	—	6,025	—	6,025
Cancellation of shares	8	—	(1)	—	1	—	880	—	(880)	—	—	—	—	—	—
Vested RSA shares	8	—	—	2,947	—	5	—	(2,952)	—	—	—	—	—	—	—
Allocation of treasury shares to shareholders	8	—	—	—	—	9,178	—	—	(2,876)	—	—	(7,181)	(879)	—	(879)
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(378)	(378)
Total contributions and distributions		84	202	45,906	171,964	9,182	880	3,073	(8,622)	—	—	(7,181)	215,488	(378)	215,110
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	939	939	(929)	10
Total changes in ownership interests		—	—	—	—	—	—	—	—	—	—	939	939	(929)	10
Balance as of December 31, 2022		1,928	265	1,584,011	268,328	(115)	(2)	53,772	(1,013,645)	(14,706)	2,820	(884,226)	(1,570)	5,803	4,233
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1    Corporate information
Global Blue Group Holding AG (‘the Company’) and its subsidiaries (together ‘the Group’ or ‘Global Blue’) provide technology-enabled transaction processing services for merchants, banks, acquirers, governments and travelers. More specifically, the Group serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. The Group offers third-party serviced tax free shopping solutions (“TFSS”), added-value payment solutions (“AVPS”) including dynamic currency conversion, and retail tech solutions (“RTS”). At its core, the Group is a technology platform that serves a network of merchant stores globally through both TFSS and AVPS, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities. The Group has operating subsidiaries around the world.
The Company trades as Global Blue under ticker symbol “NYSE: GB”.
The Company was incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners, L.P. (“Silver Lake”) is the ultimate parent and controlling party, of the Group.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Directors of the Company on February 22, 2024.
The unaudited condensed consolidated interim financial statements of Global Blue have been prepared in accordance with International Accounting Standard IAS 34 ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and are presented in thousands of Euros (EURk).

NOTE 2    Basis of preparation and significant accounting policies
Basis of preparation
The Group’s unaudited condensed consolidated interim financial statements for the three and nine month periods ended December 31, 2023 have been prepared in accordance with IAS 34 ‘Interim financial reporting’.
These financial statements have been prepared on a historical cost basis, except for warrants, derivative financial instruments, other investments and put options that have been measured at fair value (Note 9).
The primary financial statements are presented in a format consistent with the consolidated financial statements presented in the March 2023 Annual Financial Report for Global Blue Group Holding AG under IAS 1 Presentation of Financial Statements, but this interim financial report contains condensed financial statements prepared in accordance with IAS 34, in that it does not include all of the notes that would be required in a complete set of financial statements. This interim financial report should be read in conjunction with the consolidated financial statements for Global Blue Group Holding AG for the year ended March 31, 2023.
For the nine months ended December 31, 2023, the Group classified the cash flows related to interest paid and interest received, amounting respectively to EUR44.7 million and EUR3.9 million (EUR16.8 million and EUR0.6 million for the nine months ended December 31, 2022) in the cash flow from financing activities and investing activities respectively. Net interest paid was previously presented within the cash flow from operating activities in the consolidated statements of cash flows. The Group believes that the new presentation provides more relevant information to the users of the financial statements. For comparison purposes, the comparative period has been revised in the consolidated statements of cash flows.
Significant accounting policies
The estimation process and significant accounting policies are consistent with those applied in the annual financial statements.
A new standard (IFRS 17 - Insurance Contracts) and certain amended standards became applicable for the current reporting period; the Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

NOTE 3    Significant changes in current reporting period
Information about the business
During the three and nine months ended December 31, 2023, the Company has maintained a similar level of material merchants and acquirers when compared to March 31, 2023.
Seasonality
The typical TFSS business is subject to predictable seasonality because a significant part of the business serves the leisure segment of the travel industry, which is particularly active during the northern hemisphere’s summer holiday season. The second half of Global Blue’s financial year typically sees upticks in travel and shopping due to specific events that are more dispersed, such as the Chinese National Day (“Golden Week”) in October, Christmas / New Year in December, Chinese New Year in January / February, and Ramadan in March / April.
All in all, this drives a degree of seasonality in the net working capital needs, with working capital needs increasing gradually during the first half of the financial year, which then unwinds in the second half of the financial year.
The AVPS business, which serves both seasonal shoppers and regular travelers, is more protected from the seasonal variations driven by traditional holiday periods and as a result does not have a distinct seasonality profile.
The RTS segment is currently composed of ZigZag Global, Yocuda and ShipUp. ZigZag Global and ShipUp have a soft seasonal curve skewed towards November and December, underpinned by Black Friday, Cyber Monday, and Christmas shopping peaks. Yocuda is not exposed to any material seasonal cycles given its core revenue is less exposed to the number of eReceipts it issues and more to the number of shops it serves.
COVID-19 Considerations
The Company’s results of operations continue to reflect the impact of the COVID-19 outbreak, which started to affect the business since February 2020; nevertheless, during the three and nine month periods ended December 31, 2023 the transaction volumes for the TFSS and AVPS businesses have significantly recovered when compared to the same period last year, but remain impacted by the airline capacity for China. That reduced airline capacity is impacting particularly the recovery in Europe, whereas in APAC Sales in Store (“SiS”) from Chinese travelers improved when compared with the quarter ended December 31, 2022.

NOTE 4    Segment information
The Company has determined the operating segments based on the reports reviewed by the Executive Committee (ExCom) for the purposes of allocating resources and assessing the performance of the Group.
The ExCom consists of the chief executive officer (the “CEO”), chief financial officer, senior vice president marketing, communications & customer value creation, senior vice president new markets, public affairs & chief operating officer Americas, senior vice president added-value payment solutions, chief operating officer south Europe, chief operating officer Asia Pacific & Central Europe, chief technology officer, general counsel & company secretary, senior vice president strategy & chief product officer, chief operating officer north & central Europe & global accounts, senior vice president operations and senior vice president & global human resources director.
Management considers the business from a product perspective; the performance of the Tax Free Shopping Services (TFSS), Added-Value Payment Solutions (AVPS) and Retail Tech Solutions (RTS), product groups are separately considered.
The ExCom assesses the performance of the operating segments based on the measures of Revenue and Adjusted EBITDA at the segment level with the adjusted EBITDA assessed after non-allocated central costs.
The measures used by the ExCom to monitor the performance of the Group's operating segments do not include all costs in the IFRS consolidated income statement. Costs for central functions such as marketing, sales, technology, finance and HR, depreciation, amortization, impairment income / expense, and net finance costs are not allocated to segments. As a result, the ExCom monitors the development of adjusted EBITDA presented in the consolidated management accounts.
The segment information provided to the ExCom for the reportable segments is as follows:

Nine months ended December, 2023
(EUR thousand)
	Note	TFSS	AVPS	RTS	Central Costs	Total
Revenue		235,170	61,286	20,609	—	317,065
Operating expenses (1)		(84,844)	(30,833)	(24,976)	(61,693)	(202,346)
Adjusted EBITDA		150,326	30,453	(4,367)	(61,693)	114,719
Depreciation and amortization	5					(30,895)
Exceptional items (2)						538
Operating Profit						84,362

Three months ended December, 2023
(EUR thousand)
	Note	TFSS	AVPS	RTS	Central Costs	Total
Revenue		80,338	22,261	6,807	—	109,406
Operating expenses (1)		(28,968)	(11,889)	(7,819)	(20,977)	(69,653)
Adjusted EBITDA		51,370	10,372	(1,012)	(20,977)	39,753
Depreciation and amortization	5					(10,763)
Exceptional items (2)						6,510
Operating Profit						35,500

Nine months ended December, 2022
(EUR thousand)
	Note	TFSS	AVPS	RTS	Central Costs	Total
Revenue		166,442	44,121	14,150	—	224,713
Operating expenses (1)		(67,135)	(24,271)	(17,994)	(58,614)	(168,014)
Adjusted EBITDA		99,307	19,849	(3,844)	(58,614)	56,699
Depreciation and amortization	5					(40,464)
Exceptional items (2)						(11,914)
Operating Loss						4,321

Three months ended December, 2022
(EUR thousand)
	Note	TFSS	AVPS	RTS	Central Costs	Total
Revenue		64,383	16,204	6,098	—	86,685
Operating expenses (1)		(24,091)	(9,665)	(8,252)	(20,621)	(62,630)
Adjusted EBITDA		40,292	6,540	(2,154)	(20,621)	24,055
Depreciation and amortization	5					(10,243)
Exceptional items (2)						(4,611)
Operating Profit						9,201
(1)Operating expenses excluding Depreciation and Amortization and Exceptional items.
For the nine months ended December 31, 2023 fixed and variable costs amounted to EUR128.9 million and EUR73.5 million respectively (EUR111.2 million and EUR56.8 million for the nine months ended December 31, 2022). Fixed personnel and fixed non-personnel costs amounted to EUR84.8 million and EUR44.0 respectively (EUR72.8 million and EUR38.4 million for the nine months ended December 31, 2022).
For the three months ended December 31, 2023 fixed and variable costs amounted to EUR44.3 million and EUR25.3 million respectively (EUR40.5 million and EUR22.1 million for the three months ended December 31, 2022). Fixed personnel and fixed non-personnel costs amounted to EUR28.7 million and EUR15.7 million respectively (EUR25.3 million and EUR15.2 million for the three months ended December 31, 2022).

(2)Exceptional items consist of items such as share-based payment transactions and related other expenses, the change in fair value of warrants and put options, business and corporate restructuring expenses, impairment, net loss on sale of assets, and other exceptional items, which the Board of Directors considers as not directly related to ordinary business operations and which are not included in the assessment of management performance.

NOTE 5    Profit and loss information

(EUR thousand)		Three months ended December 31		Nine months ended December 31
Expenses by nature	Note	2023	2022	2023	2022
Employee benefit expenses		(29,887)	(25,499)	(88,810)	(75,938)
Depreciation and amortization		(10,763)	(10,245)	(30,895)	(40,463)
Agent costs		(21,638)	(17,221)	(61,618)	(45,467)
IT costs		(4,356)	(4,902)	(11,764)	(11,882)
Auditors, lawyers and consultants		(2,558)	(3,145)	(7,863)	(7,921)
Advertising and promotion		(3,877)	(5,321)	(12,045)	(11,800)
Travel, entertainment, office and rental cost		(3,795)	(3,655)	(9,959)	(8,505)
Share based payment transactions expenses		1,137	(2,306)	(1,835)	(6,998)
External and other personnel cost		(2,139)	(2,073)	(6,576)	(5,201)
Business restructuring expenses		(78)	(302)	(204)	(4,236)
Corporate restructuring expenses	8	(4,467)	(1,789)	(4,784)	(2,313)
Impairments		—	(127)	(49)	(694)

Change in fair value of warrants and put options	9	10,762	(488)	10,012	4,525
Other operating expenses		(2,247)	(411)	(6,313)	(3,499)
Total operating expenses		(73,906)	(77,484)	(232,703)	(220,392)
Employee benefit expenses
For the three and nine months ended December 31, 2023 the main driver of the total increase in employee benefit expenses is the average number of employees that increased from 1,663 (in the three months ended December 31, 2022) to 1,914 and from 1,573 (in the nine months ended December 31, 2022) to 1,885 respectively.
Depreciation & amortization
The depreciation of property, plant and equipment amounted to EUR3.3 million and EUR9.6 million for the three and nine months ended December 31, 2023 respectively (EUR3.4 million and EUR10.9 million for the three and nine months ended December 31, 2022, respectively) comprising mostly of depreciation related to the right of use assets. For the same period the amortization of intangible assets predominantly sources from capitalized intangible assets amounting to EUR6.3 million and EUR17.8 million for the three and nine months ended December 31, 2023. For the three and nine months ended December 31, 2022 the expense mainly comprised of the amortization of capitalized intangible assets amounting to EUR5.6 million and EUR15.4 million and secondarily it includes the amortization of customer relationships recognized in the process of the purchase price allocation during the 2012 acquisition of Global Blue by Silver Lake and Partners Group for which the amortization period ended on July 31, 2022, and amounted to EUR0.5 million and EUR11.9 million.
Agent costs
For the three and nine months ended December 31, 2023 agent costs, referring to merchant acquiring fees, have increased as a consequence of the overall business recovery.
Share-based payment transactions
For the three months ended December 31, 2023 share-based payments expenses primarily comprise of EUR1.1 million (EUR1.3 million for the three months ended December 31, 2022) for restricted share grants and share options issued within the framework of the MIP adopted in November 2020, and the share options issued as part of the 2019 Employee Share Option Plan, and EUR2.2 million (EUR1.0 million loss for the three months ended December 31, 2022) corresponding to the gain from the change in the fair value of stock-option plans approved and issued by RTS entities.
For the nine months ended December 31, 2023 share-based payments expenses primarily comprise of EUR3.9 million (EUR6.0 million for the nine months ended December 31, 2022) for restricted share grants and share options issued within the framework of the MIP adopted in November 2020, and the share options issued as part of the 2019 Employee Share Option Plan, and of EUR2.0 million (EUR1.0 million loss for the nine months ended December 31, 2022) corresponding to the gain from the change in the fair value of the stock-option plans approved and issued by RTS entities.
Business restructuring expenses
For the nine months ended December 31, 2022 business restructuring expenses correspond primarily to the loss arising from the sale of our TFSS business in Russia, and the related deconsolidation.
Change in fair value of warrants and put options
For the three months ended December 31, 2023, the majority of EUR10.8 million gain corresponds to the gain associated with the change in fair value of the warrant liabilities of EUR9.9 million (EUR0.2 million gain for the three months ended December 31, 2022), EUR0.5 million gain associated with the change in the fair value of the put options of ZigZag (EUR0.3 million loss for the three months ended December 31, 2022), and EUR0.4 million gain associated with the put options of Yocuda (EUR0.4 million loss for the three months ended December 31, 2022).

For the nine months ended December 31, 2023, the majority of EUR10.0 million gain corresponds to the gain associated with the change in fair value of the warrant liabilities of EUR9.5 million (EUR2.3 million gain for the nine months ended December 31, 2022), EUR0.3 million gain associated with the change in the fair value of the put options of ZigZag (EUR1.8 million gain for the nine months ended December 31, 2022), and EUR0.3 gain associated with the put options of Yocuda (EUR0.5 million gain for the nine months ended December 31, 2022).

Net finance costs
For the three months ended December 31, 2023 the net finance cost amounted to EUR12.0 million (EUR3.7 million for the three months ended December 31, 2022) out of which the finance costs amounted to EUR16.6 million (EUR12.1 million for the three months ended December 31, 2022). The latter predominantly comprise of EUR13.5 million linked to bank borrowings and amortization of related capitalized borrowing fees, EUR2.1 million of net foreign exchange losses and EUR1.0 million of other finance expense (for the three months ended December 31, 2022 it predominantly comprised of EUR8.2 million linked to bank borrowings and amortization of related capitalized borrowing fees, EUR3.1 million of net foreign exchange losses and EUR0.8 million of other finance expense), partially offset by EUR3.3 million of net foreign exchange gains on financing activities (EUR4.9 million for the three months ended December 31, 2022), EUR1.2 million of interest income on bank deposits (EUR0.6 million for the three months ended December 31, 2022) and by EUR0.2 million of other finance income (EUR2.9 million for the three months ended December 31, 2022).
For the nine months ended December 31, 2023 the net finance cost amounted to EUR36.6 million (EUR27.5 million for the nine months ended December 31, 2022) out of which the finance costs amounted to EUR41.1 million (EUR28.5 million for the nine months ended December 31, 2022). The latter predominantly comprise of EUR37.9 million of interest linked to bank borrowings and amortization of related capitalized borrowing fees, EUR1.6 million of net foreign exchange losses and EUR1.6 million of other finance expense (for the nine months ended December 31, 2022 it predominantly comprises of EUR20.6 million of interest linked to bank borrowings and amortization of related capitalized borrowing fees, EUR6.3 million of net foreign exchange losses and EUR1.7 million of other financial expenses being mainly forward trading exchange losses) partially offset by EUR3.4 million of interest income on bank deposits (EUR0.8 million for the nine months ended December 31, 2022), EUR0.9 of net foreign exchange gains on financing activities (nil for the three months ended December 31, 2022) and by EUR0.1 million of other finance income (EUR0.2 million for the nine months ended December 31, 2022).

Income tax

(EUR thousand)	Three months ended December 31		Nine months ended December 31
Income tax	2023	2022	2023	2022
Current income tax expense	(7,942)	(2,990)	(19,363)	(6,734)
Adjustment in respect of current income tax of previous years	69	(5)	186	3,583
Adjustment in respect of deferred income tax of previous years	(389)	84	(69)	(156)
Deferred tax benefit / (expense)	(386)	(1,130)	(2,243)	1,904
Income tax expense reported in the income statement	(8,648)	(4,041)	(21,489)	(1,403)
The adjustment in respect of current income tax of previous years for the nine months ended December 31, 2022 contains a benefit of EUR3.2 million resulting from the reversal of a previously recorded uncertain tax position based on the final tax assessment received from the German authorities.

NOTE 6    Earnings per share

(EUR thousand)	Three months ended December 31		Nine months ended December 31
Earnings per share	2023	2022	2023	2022
Profit / (Loss) attributable to the owners of the parent	12,936	608	20,657	(26,324)
Profit / (Loss) attributable to the owners of the parent attributable to ordinary shares	10,737	505	17,144	(22,358)
Profit / (Loss) attributable to the owners of the parent attributable to preference shares	2,199	103	3,513	(3,966)
Weighted average number of basic ordinary shares outstanding (thousand)	193,843	189,841	191,284	186,499
Weighted average number of basic preference shares outstanding (thousand)	39,708	38,861	39,196	33,085
Basic earnings / (loss) per ordinary share	0.06	0.00	0.09	(0.12)
Profit / (Loss) attributable to the owners of the parent	12,936	608	20,657	(26,324)
Profit / (Loss) attributable to the owners of the parent attributable to ordinary shares	10,750	505	17,166	(22,358)
Profit / (Loss) attributable to the owners of the parent attributable to preference shares	2,186	103	3,491	(3,966)
Weighted average number of diluted ordinary shares outstanding (thousand)	195,323	191,498	192,764	186,499
Weighted average number of diluted preference shares outstanding (thousand)	39,708	38,861	39,196	33,085
Diluted earnings / (loss) per ordinary share	0.06	0.00	0.09	(0.12)
Basic
Basic earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of basic ordinary shares outstanding at the end of the period.
Diluted
Diluted earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of diluted ordinary shares outstanding at the end of the period.
For the three and nine months ended December 31, 2023, the Company has excluded 8.7 million ordinary shares relating to the Management Incentive Plan from the diluted earnings per ordinary shares calculation, as the impact of those shares is not-dilutive.
For the three and nine months ended December 31, 2022, the Company has excluded 8.3 million ordinary shares from the diluted earnings per ordinary share calculation, as the impact of the shares are considered not-dilutive. The ordinary shares relate to the Management Incentive Plan and are potentially dilutive instruments.
The 30,735,950 outstanding warrants as of December 31, 2023 and December 31, 2022 are considered as not-dilutive.

NOTE 7    Issued capital and reserves & Shareholders of Global Blue Group Holding AG

Number of shares authorized and issued

	Nine months ended December 31
Number of shares authorized and issued	2023				2022
	Ordinary shares	Preference shares A	Preference shares B	Total	Ordinary shares	Preference shares A	Preference shares B	Total
Opening balance as of April 1	201,226,883	17,684,377	21,176,470	240,087,730	192,534,962	17,788,512	—	210,323,474
Issuance of preference shares B to CK Opportunities Wolverine Sarl (Dividend)	—	—	847,059	847,059	—	—	—	—
Issuance of share capital by Global Blue Group Holding A.G.	9,090,909	—	—	9,090,909	8,587,786	—	21,176,470	29,764,256
Issuance of treasury shares by Global Blue Group Holding A.G.	—	—	—	—	104,135	—	—	104,135
Cancellation of preference shares A by Global Blue Group Holding A.G.	—	—	—	—	—	(104,135)	—	(104,135)
Closing balance as of December 31,	210,317,792	17,684,377	22,023,529	250,025,698	201,226,883	17,684,377	21,176,470	240,087,730

	Three months ended December 31
Number of shares authorized and issued	2023				2022
	Ordinary shares	Preference shares A	Preference shares B	Total	Ordinary shares	Preference shares A	Preference shares B	Total
Opening balance as of October 1	201,226,883	17,684,377	22,023,529	240,934,789	201,226,883	17,788,512	21,176,470	240,191,865
Issuance of share capital by Global Blue Group Holding A.G.	9,090,909	—	—	9,090,909	—	—	—	—
Cancellation of preference shares A by Global Blue Group Holding A.G.	—	—	—	—	—	(104,135)	—	(104,135)
Closing balance as of December 31,	210,317,792	17,684,377	22,023,529	250,025,698	201,226,883	17,684,377	21,176,470	240,087,730
During the three and nine months ended December 31, 2023, 9,090,909 ordinary shares were issued in the Company based on the investment agreement with Tencent Mobility Limited (“Tencent”). Tencent subscribed for and purchased the aforementioned shares for the amount of EUR45.7 million (USD50.0 million). The transaction costs and stamp duties amounting to EUR3.1 million were deducted from other reserves in equity.
During the nine months ended December 31, 2023, 847,059 series B preference shares, convertible into common shares, were issued by the Company and transferred to CK Opportunities Wolverine Sarl, in relation to the dividend-in-kind approved by the Company’s September 14, 2023 shareholders meeting.
During the nine months ended December 31, 2022, 8,587,786 ordinary shares and 21,176,470 preference shares series B, convertible into common shares, were issued in the parent company based on the investment agreement with CK Opportunities Wolverine Sarl (“Certares”). Certares subscribed for and received the aforementioned issued shares for the amount of EUR215.2 million (USD225.0 million). The transaction costs and stamp duties amounting to EUR4.9 million were deducted from other reserves in equity.
During the nine months ended December 31, 2022, 104,135 ordinary shares were issued in the parent company and held in the custody of Global Blue Group II GmbH.

During the three and nine months ended December 31, 2022, 104,135 preference A shares were cancelled in the parent company and the reduction amount was allocated to the general reserve.

Treasury shares

Nine months ended December 31, 2023
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2023	11,371,136	236	11,371,372	(114)	(3)	(117)
Vested RSA shares	(628,045)	—	(628,045)	6	—	6
Closing balance as of December 31, 2023	10,743,091	236	10,743,327	(108)	(3)	(111)
During the nine months ended December 31, 2023, within the framework of the Company’s Management Incentive Plan, and more specifically under the Restricted Share Award program, 628,045 ordinary shares vested and were transferred to the corresponding employees (538,044 during the nine months ended December 31, 2022) out of the treasury shares held in the custody of Global Blue Group II GmbH.
There were no changes in the number of treasury shares during the three months ended December 31, 2023.

Nine months ended December 31, 2022
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2022	12,995,018	104,371	13,099,389	(9,297)	(882)	(10,179)
Issuance of treasury shares by Global Blue Group Holding A.G.	104,135	—	104,135	(1)	—	(1)
Vested RSA shares	(538,044)	—	(538,044)	5	—	5
Allocation of treasury shares to shareholders by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.)	(1,189,977)	—	(1,189,977)	9,178	—	9,178
Cancellation of preference shares A by Global Blue Group Holding A.G.	—	(104,135)	(104,135)	—	879	879
Closing balance as of December 31, 2022	11,371,132	236	11,371,368	(115)	(3)	(118)

Three months ended December 31, 2022
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of October 1, 2022	11,495,370	104,371	11,599,741	(116)	(882)	(998)
Vested RSA shares	(124,238)	—	(124,238)	1	—	1
Cancellation of preference shares A by Global Blue Group Holding A.G.	—	(104,135)	(104,135)	—	879	879
Closing balance as of December 31, 2022	11,371,132	236	11,371,368	(115)	(3)	(118)
During the nine months ended December 31, 2022, 104,135 ordinary shares were issued in the parent company and held initially in the custody of Global Blue Group II GmbH.
During the nine months ended December 31, 2022, 1,189,977 ordinary shares were allocated by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.) to other employees, ex-employees and members of management.

During the three months ended December 31, 2022, 124,238 ordinary shares were vested and transferred to the employees under the Company’s Restricted Share Award program.
During the three and nine months ended December 31, 2022, 104,135 preference A shares were cancelled in the parent company and the reduction amount was allocated to the general reserve.

Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG
	as of December 31, 2023
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliate~~s~~ (1)	91,230,811	11,970,487	103,201,298	43.1%	6,548,415
Partners Group and Affiliates (2)	37,642,705	4,939,137	42,581,842	17.8%	2,701,935
CK Opportunities Wolverine Sarl	9,286,969	22,023,529	31,310,498	13.1%	—
Tencent Mobility Limited	18,757,817	—	18,757,817	7.8%	—
Ant Group	12,500,000	—	12,500,000	5.2%	—
GB Directors, Executive Management & Other Employees	8,718,046	774,517	9,492,563	4.0%	516,317
Other Shareholders	21,438,353	—	21,438,353	9.0%	20,969,283
Total excl. instruments held by the Group	199,574,701	39,707,670	239,282,371	100.0%	30,735,950
Treasury shares	10,743,091	236	10,743,327		—
Total incl. instruments held by the Group	210,317,792	39,707,906	250,025,698		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2023
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliates (1)	97,258,598	11,970,487	109,229,085	47.8%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	19.7%	2,701,935
CK Opportunities Wolverine Sarl	9,286,969	21,176,470	30,463,439	13.3%	—
Ant Group	12,500,000	—	12,500,000	5.5%	—
GB Directors, Executive Management & Other Employees	8,883,950	774,517	9,658,467	4.2%	516,317
Other Shareholders	21,796,402	—	21,796,402	9.5%	20,969,283
Total excl. instruments held by the Group	189,855,747	38,860,611	228,716,358	100.0%	30,735,950
Treasury shares	11,371,136	236	11,371,372		—
Total incl. instruments held by the Group	201,226,883	38,860,847	240,087,730		30,735,950

(1) - Corresponds to SL Globetrotter L.P.
(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group
(3) - Excludes treasury shares

During the nine months ended December 31, 2023, there were no changes in the conditions of the ordinary shares, treasury shares and preference shares, and no changes in the number and conditions of the warrants.

NOTE 8    Loans and borrowings

(EUR thousand)	As of December 31	As of March 31
Interest-bearing loans and borrowings from credit institutions	2023	2023
Long-term financing - Senior debt facility	—	630,000
Capitalized financing fees - Senior debt facility	—	(4,704)
Long-term financing - Term loan facility	610,000	—
Capitalized financing fees - Term loan facility	(24,530)	—
Revolving Credit Facility (RCF)	—	99,000
Supplemental Liquidity Facility (SLF)	—	61,324
Other bank loans	2,830	3,216
Total	588,300	788,836
Short-term portion	724	61,945
Long-term portion	587,576	726,891
Total	588,300	788,836

As of December 31, 2023 the fair values of the loans and borrowings are not materially different to their principal amounts, since the interest payable of the Term loan facility and the other bank loans approximates the current market rates.
On November 24, 2023, the Group entered into a new Senior Facilities Agreement ("SFA"), with a maturity date of December 5, 2030, which comprises of a term loan of EUR610.0 million (the “Senior Secured Term Loan” or “SSTL”), fully drawn on December 5, 2023, and a revolving credit facility of EUR97.5 million (the “Senior Secured Revolver Facility” or “SSRF”). The proceeds from the term loan under the SFA, along with existing cash reserves, were used to fully repay the term loan of EUR630.0 million and amounts outstanding under the RCF of EUR99.0 million.
In addition, EUR24.5 million of debt costs, including the original issue discount, consultancy, agency and other financing-related fees, were recognized related to the SFA.
The residual unamortized debt costs related to the old “SFA”, amounting to EUR3.4 million, were fully written off within the operating expenses in the income statement upon extinguishment on December 5, 2023.
The interest conditions of the SSTL and SSRF are set as the Euribor of the period with a floor of 0.00% plus a margin. The respective margins are dependent on the Net Leverage Ratio, which is calculated based on the annual financial statements of Global Blue Acquisition BV, as per the below table:

Net Leverage Ratio	Margin
SSTL
> 3.30x	5.00%
≤ 3.30x > 2.80x	4.75%
≤ 2.80x	4.50%

SSRF
> 3.85x	4.50%
≤ 3.85x > 3.60x	4.25%
≤ 3.60x > 3.35x	4.00%
≤ 3.35x > 3.10x	3.75%
≤ 3.10x	3.50%
On December 5, 2023, the applicable margin on the SSTL is 5.0%.

The financial covenant associated with the SFA is based on a predetermined Net Leverage level and is being tested quarterly. The first test date will be as of December 31, 2024 (“December 2024 Test”), and the Group will be required to have a Net Leverage Ratio, defined as the ratio of the outstanding indebtedness to the Group consolidated EBITDA for the twelve months ending December 31, 2024 lower than 8.0x, provided that the outstanding revolving credit facility loan less the Group aggregate cash is greater than 40% of EUR97.5 million.
Based on the financial projections and forecasted liquidity of the Group, Global Blue anticipates that it will be in compliance with the December 2024 Test.

Security
First-ranking security has been provided in favor of the lenders under the SFA. This security includes pledges on the assets of material subsidiaries of the Group at the time of the conclusion of the transaction to the extent legally permitted and operationally practical. All debt being issued under the SFA ranks pari-passu.
Security in place as of March 31, 2023 and related to the extinguished loan agreements was fully released upon extinguishment.

(EUR thousand)	As of December 31	As of March 31
Security	2023	2023
Pledge of shares of consolidated companies (net equity in subsidiaries)	95,180	148,137
Pledge of trade receivables and other current receivables	741,104	46,321
Pledge of cash in hand	20,322	11,470
Supplemental Liquidity Facility (“SLF”)
On April 1, 2022 the Company withdrew USD20.0 million (EUR18.0 million) of the SLF which was soon followed by a second withdrawal of USD45.0 million (EUR41.4 million) on April 19, 2022, both to fund working capital needs. On December 15, 2023, the Company fully repaid the SLF.

NOTE 9    Fair value measurement of financial instruments

The table below sets out the Group’s financial assets and financial liabilities measured and recognized at fair value as of December 31, 2023 and March 31, 2023 on a recurring basis, including their levels in the fair value hierarchy.

As of December 31, 2023
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	4,995	4,995
Total assets	—	—	4,995	4,995

Liabilities

Financial liabilities at fair value through profit or loss
- Put options liabilities	—	—	3,804	3,804
- Warrant liabilities - Public warrants	1,321	—	—	1,321
- Warrant liabilities - Private warrants	—	676	—	676
- Other current financial liabilities - Derivative financial instruments	—	30	—	30
Financial liabilities at fair value through OCI
- Derivative financial instruments	—	683	—	683
Total liabilities	1,321	1,389	3,804	6,514

As of March 31, 2023
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	7,051	7,051
Financial assets at fair value through profit or loss
Derivative financial instruments	—	107	—	107
Total assets	—	107	7,051	7,158
Liabilities
Financial liabilities at fair value through profit or loss
- Put options liability	—	—	4,390	4,390
- Warrant liabilities - Public warrants	7,320	—	—	7,320
- Warrant liabilities - Private warrants	—	4,129	—	4,129
Total liabilities	7,320	4,129	4,390	15,839
The fair values of financial instruments which are not measured at fair value in the statement of financial position are not materially different to their carrying amounts.
The Group classifies the fair value of its financial instruments in the following hierarchy:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly;
•Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.
There were no transfers between fair value hierarchy levels, nor any changes to the valuation techniques applied during the nine months ended December 31, 2023.
The fair value of financial instruments that are not traded in an active market (over-the-counter derivatives, put options, private warrants and other investments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. When the fair value of an unquoted instrument cannot be measured with sufficient reliability, the Group carries such instruments at cost less impairment, if applicable.
Warrants

The fair value of the private and public warrants is categorized as Level 2 and Level 1, respectively, in the fair value hierarchy. The Group has employed a Black-Scholes pricing model to estimate the fair value of the Private Warrants issued on August 28, 2020, notably the fair value of the call option inherent in the Private Warrants, using as key inputs the Group’s share price, risk-free rate, implied Public Warrant volatility, the warrants’ maturity, and the Public Warrants’ market price. For the nine months ended December 31, 2023, the Group recognized EUR9.5 million fair value gain associated with the warrant liabilities under operating expenses in the income statement.
Put options
As of December 31, 2023 the put options comprise of EUR1.4 million and EUR2.4 million related to the acquisitions of ZigZag and Yocuda, respectively.
The fair value of the put options were derived using an option pricing methodology (Monte Carlo simulations) based on projected revenue or gross profit distribution or EBITDA margin (depending on the business acquired) and is categorized as Level 3 within the fair value hierarchy due to unobservable inputs utilized in the valuation. The main driver for the valuation of the put options in all cases is the underlying business plan. In the case of ZigZag and Yocuda, the top and bottom 5% of extreme values have been excluded from the calculations.
For the nine months ended December 31, 2023, the Group recognized EUR0.6 million fair value gain associated with put options under operating expenses in the income statement.
The following table presents the changes in level 3 instruments for the nine months ended December 31, 2023:

(EUR thousand)	Other investments	Put option liabilities
Opening balance as of April 1, 2023	7,051	4,390
Additions	490	—
Gain recognized in income statement	—	(646)
Loss recognized in other comprehensive income	(2,546)	—
Exchange differences	—	60
Closing balance as of December 31, 2023	4,995	3,804
During the nine months ended December 31, 2023 Global Blue participated to the fundraising round of an existing investment and increased its investment by EUR0.5 million, while it recognized EUR2.5 million fair value loss under other comprehensive income associated with the equity investment in Twig.
During the nine months ended December 31, 2023, there were no other changes in the business or economic circumstances that affect the fair value of the financial assets.

NOTE 10    Events after the reporting period
On February 22, 2024, the Board of Directors approved the opportunity for employees to exchange awards held under the existing 2020 Stock Option Plan (“SOP 2020”) and the 2019 Stock Option Plan (“SOP 2019”, together “SOPs”) terms. Outlined below are the limited number of modified terms for each plan; all terms not referenced shall remain unchanged. The holders of the SOPs have the option, not the requirement, to participate; absent their participation, they will continue to hold the SOPs at the existing terms. As such, the financial effect of the above cannot be estimated reliably as of the date of the issuance of these unaudited condensed consolidated interim financial statements.
In the case of the SOP 2020:
•the granted options to vest over four tranches on February 15, 2022, August 15, 2022, August 15, 2023 and August 15, 2025;
•the option strike prices, and number of options granted to be decreased on average by 29% relative to the SOP 2020; and
•the granted options to expire on November 12, 2028.
In the case of the SOP 2020 held by Jacques Stern, the Group’s Chief Executive Officer:
•the terms are in line with those granted to other awardees, except for the option strike prices and number of options granted, which will be decreased on average by 11%.
•The resulting strike prices of the plan will be the same as those of the other awardees.
In the case of the SOP 2019:
•the granted options to vest over two tranches on June 25, 2022, and June 25, 2025;
•the option strike price and number of options granted to be decreased on average by 29% relative to the SOP 2019; and
•the granted options to expire on June 25, 2028.